Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dollar Tree, Inc.:
We consent to the incorporation by reference in the registration statement number 333-198015 on Form S-8 of Dollar Tree, Inc. of our report dated March 13, 2015, with respect to the consolidated balance sheets of Dollar Tree, Inc. as of January 31, 2015 and February 1, 2014, and the related consolidated income statements, and statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2015, and the effectiveness of internal control over financial reporting as of January 31, 2015, which reports appear in the January 31, 2015 annual report on Form 10‑K of Dollar Tree, Inc.

/s/ KPMG LLP
Norfolk, Virginia
July 7, 2015